

May 20, 2013

Via E-mail
Bradley P. Sandidge
Executive Vice President – Accounting
and Interim Chief Financial Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, AL 35203

> **Re:** **Colonial Properties Trust**
> **Colonial Realty Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File Nos. 001-12358 and 000-20707**

Dear Mr. Sandidge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Funds From Operations, page 67

1.   We have reviewed your response to comment 1. It appears that the exclusion of the $4.3 million loss from the add-back of the $18.4 million net gain is an appropriate reconciling item, but the current disclosure remains unclear. Please revise your reconciliation to add footnote disclosure describing the reason for the $4.3 million reconciling item, and clarify that that loss is included within the $18.4 million net gain reconciling item immediately above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief